# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Maywood Acquisition Corp., CIK 0002028355
CUSIP: G6001J107
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 418 Broadway, #6441, Albany, New York (NY), 12207
Date of event which requires filing of this statement: 02/14/2025
Filed by CIK 0002051608
Persons authorized to receive notices and communications: Zikang Wu, c/o Maywood Acquisition Corp, 418 Broadway, #6441, Albany, New York (NY), 12207, (718) 974-6945

## Reporting persons
- Maywood Sponsor LLC (CIK 0002051608): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 3,143,750; shared voting power 0; sole dispositive power 3,143,750; shared dispositive power 0; aggregate amount beneficially owned 3,143,750 (26.4% of the class)
  Comment: Based on 11,909,375 of the Issuer's ordinary shares outstanding as of the date of this Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Name of issuer: Maywood Acquisition Corp.
Address of issuer's principal executive offices: 418 Broadway, #6441, Albany, New York (NY), 12207

## Item 2. Identity and Background
Name of person filing: Maywood Sponsor LLC.
Residence or business address: c/o Maywood Acquisition Corp, 418 Broadway, #6441, Albany, NY 12207.
Present principal occupation or employment: Maywood is a private investor.
Criminal convictions in the last five years: Sponsor has not, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the past five years, Sponsor has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Citizenship: Sponsor is a Delaware limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of the funds used by Sponsor to acquire the ordinary shares reported on in this Schedule 13D was working capital. See also Item 4 of this Schedule 13D, which information is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
On June 1, 2024, Sponsor acquired an aggregate of 8,050,000 Class B ordinary shares ("founder shares") in exchange for $25,000, or approximately $0.003 per share, paid on behalf of the Issuer to cover certain of the Issuer's offering costs in connection with its initial public offering (the "IPO"). On December 19, 2024, Sponsor forfeited an aggregate of 5,031,250 founder shares for no consideration, resulting in there being an aggregate of 3,018,750 founder shares outstanding. Up to 393,750 of the founder shares held by the Sponsor was subject to forfeiture for no consideration depending on the extent to which the underwriters' over-allotment in the IPO was exercised. The founder shares will automatically convert into ordinary shares concurrently with or immediately following the consummation of a Business Combination or earlier at the option of the holder on a one-for-one basis, subject to adjustment for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like.

Sponsor made the acquisition reported in this Schedule 13D as a sponsor of the Issuer and in support of the Issuer's business plan. The Issuer's business plan is to enter into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination (a "Business Combination").

On February 14, 2025, the Issuer consummated the IPO and in connection therewith the underwriters exercised the over-allotment option in full. As a result, none of the founder shares remain subject to forfeiture.

Simultaneously with the consummation of the IPO, Sponsor purchased 125,000 units ("private placement units"), each consisting of one ordinary share and one right to receive one-fifth of one ordinary share upon consummation of a Business Combination by the Issuer. The private placement units are identical to the units sold in the IPO except that, so long as they are held by the Sponsor or its permitted transferees, the private placement units (i) may not (including the underlying ordinary shares and rights), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of a Business Combination and (ii) will be entitled to registration rights.

Sponsor has beneficial ownership of approximately 26.4% of the outstanding ordinary shares of the Issuer. Sponsor may later acquire additional securities of the Issuer. Any actions Sponsor might undertake with respect to the ordinary shares may be made at any time and from time to time without prior notice and will be dependent upon his review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments relating to Sponsor.

As of the date of this Schedule 13D, except as set forth in this Schedule 13D above, Sponsor does not have any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer's business or corporate structure;
(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) Any action similar to any of those actions enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of February 14, 2025, the Sponsor beneficially held 3,143,750 ordinary shares, or 26.4% of the Issuer's outstanding ordinary shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The number of ordinary shares as to which the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover page hereof and are incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D, during the 60 days preceding the date of this report, Sponsor has not effected any transactions in the Issuer's ordinary shares.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Sponsor is party to a Registration Rights Agreement, dated February 12, 2025, by and among the Issuer, the initial shareholders of the Issuer (including Sponsor) and certain other parties thereto ("Registration Rights Agreement") and a Letter Agreement, dated February 12, 2025, by and among the Issuer, Sponsor and certain other parties thereto ("Insider Letter Agreement").

Pursuant to the Registration Rights Agreement, the initial shareholders, including Sponsor, and the other parties thereto are entitled to registration rights for the ordinary shares beneficially held by them immediately prior to the Issuer's IPO in addition to certain other securities. The holders of a majority of these securities are entitled to make up to three demands that the Issuer register such securities. In addition, the holders have certain "piggy-back" registration rights with respect to registration statements filed subsequent to consummation of the Issuer's Business Combination. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

Pursuant to the Insider Letter Agreement, Sponsor agreed, among other things, to vote all shares owned by it, subject to applicable securities laws, in favor of a proposed Business Combination, not to sell or transfer any founder shares or private placement units, subject to certain exceptions, until certain periods of time set forth in the Insider Letter Agreement and that it would not seek redemption rights with respect to any founder shares and shares underying the private placement units.

## Signatures
- Maywood Sponsor LLC: /s/ Zikang Wu, Authorized Signatory (02/25/2025)